UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZS PHARMA, INC.

(Name of Subject Company)

ZS PHARMA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98979G105

(CUSIP Number of Class of Securities)

Mark Asbury

General Counsel

1100 Park Place, Suite 300

San Mateo, CA, 94403

(650) 458-4100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Kevin Kennedy

Kirsten Jensen

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is ZS Pharma, Inc., a Delaware corporation (“ZS Pharma” or the “Company”). The address of the Company’s principal executive office is 1100 Park Place, Suite 300, San Mateo, CA, 94403. The telephone number of the Company’s principal executive office is (650) 458-4100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of November 3, 2015, there were 25,268,932 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Zanzibar Acquisition Corp. (“Purchaser”), a Delaware corporation and direct wholly owned subsidiary of Zeneca Inc. (“Parent”), a Delaware corporation, to purchase all of the outstanding Shares at a price per Share equal to $90.00 (the “Offer Price”), net to the holder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on November 18, 2015. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2015 (as amended on November 17, 2015 by Amendment No. 1 and as it may thereafter be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Parent and Purchaser are each indirect subsidiaries of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”). The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will merge with and into ZS Pharma (the “Merger”), with ZS Pharma as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL with respect to those Shares) will be cancelled and converted into the right to receive an amount equal to the Offer Price in cash, without interest and less any required withholding taxes.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on November 18, 2015. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York

City time, at the end of the day on December 16, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. Copies of the Merger Agreement and Amendment No. 1 to the Merger Agreement are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 1800 Concord Pike Wilmington, DE 19850-5437.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that after the effective time of the Merger, any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Offer or the Merger, as the case may be).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and Amendment No. 1 to the Merger Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9, each of which is incorporated herein by reference.

Confidentiality Agreement

On September 23, 2015, the Company and a wholly owned subsidiary of AstraZeneca entered into a Confidentiality Agreement (the “Confidentiality Agreement”), under which, each party agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction.

The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 13 under the heading “The Confidentiality Agreement” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Support Agreement

On November 5, 2015, each of D. Jeffrey Keyser, PhD, the Company’s Chief Operating Officer, and Alvaro Guillem, PhD, the Company’s President, acting solely in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement with Parent and Purchaser (the “Support Agreement”), under which each agreed, among other things, to tender Shares held by them pursuant to the Offer. In addition, several investment funds affiliated with members of the Company’s Board of Directors (the “Board”) are party to the Support Agreement and have agreed to tender their Shares, specifically Alta Partners VIII, L.P. (which is affiliated with Guy Nohra), Devon Park Bioventures, L.P. and Devon Park Associates, L.P. (which are affiliated with Marc Ostro, PhD), and Sofinnova Venture Partners VIII, L.P. (which is affiliated with Srinivas Akkaraju, MD, PhD). As of November 5, 2015, the stockholders party to the Support Agreement held in the aggregate approximately 6,245,661 Shares representing approximately 24.7% of the Shares. The Support Agreement is subject to termination automatically upon the valid termination of the Merger Agreement in accordance with its terms.

The summary of the Support Agreement contained in the Offer to Purchase in Section 13 under the heading “The Tender and Support Agreement” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger, the Offer and the other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Merger on Shares, Company Stock Options, Company Restricted Stock Units and Company Employee Stock Purchase Plan

Certain directors and executive officers of the Company hold outstanding Company stock options and/or Company restricted stock units, and/or participate in the Company’s employee stock purchase plan.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the effective time of the Merger any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Each of Drs. Guillem and Keyser has agreed, solely in their respective capacities as stockholders of the Company, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer, as have Alta Partners VIII, L.P. (which is affiliated with Mr. Nohra), Devon Park Bioventures, L.P. and Devon Park Associates, L.P. (which are affiliated with Dr. Ostro), and Sofinnova Venture Partners VIII, L.P. (which is affiliated with Dr. Akkaraju). See Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement.”

Equity-Based Incentive Awards

Stock Options

Under the Merger Agreement, each Company stock option outstanding and unexercised immediately prior to the effective time of the Merger, whether vested or unvested, will, as of the effective time of the Merger, be canceled and converted into the right to receive a cash payment with respect thereto equal to (i) the total number of Shares underlying such Company stock option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to the Company stock option, without interest and less any required withholding tax. The cash payment in respect of each Company stock option will be made as promptly as reasonably practicable following the effective time of the Merger and no later than the end of the second payroll period commencing after the effective time of the Merger. If the exercise price per Share of any Company stock option is equal to or greater than the Offer Price, such Company stock option will be cancelled without payment of any consideration to the holder thereof. None of the Company’s executive officers or directors hold any Company stock options with an exercise price equal to or greater than the Offer Price.

Under the Company’s employment agreements with each of Robert Alexander, PhD, the Company’s Chief Executive Officer, Mark Asbury, the Company’s Chief Legal Officer, Drs. Guillem and Keyser, Henrik Rasmussen, MD, PhD, the Company’s Chief Medical Officer, Cynthia Smith, the Company’s Chief Commercial Officer, and Adam Tomasi, PhD, the Company’s Chief Scientific Officer and Head of Corporate Development, the grant of Company stock options to each executive described in the employment agreement (but no other stock option grant) is subject to fully accelerated vesting and immediate exercisability upon the executive’s qualifying termination of employment, as described in the section entitled “—Employment Agreements” below.

The table below sets forth information regarding both the vested and unvested Company stock options held by the Company’s executive officers and directors as of November 5, 2015 having an exercise price per share less than $90.00 that would be canceled in exchange for the right to receive the Merger consideration that would be paid in connection with the consummation of the Merger, assuming that the completion of the Merger occurred on November 5, 2015.

	Vested Options to be Canceled in Exchange for the Option Merger Consideration			Unvested Options to be Accelerated and Canceled in Exchange for the Option Merger Consideration
Name	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Number of Options	Weighted Average Exercise Price Per Option	Option Merger Consideration	Total Merger Consideration of Options
Robert Alexander	406,292	$4.34	$34,804,725	384,619	$16.99	$28,080,911	$62,885,636
Mark Asbury	28,333	$28.75	$1,735,396	73,542	$34.90	$4,051,860	$5,787,256
Jeffrey Farrow	0	N/A	$0.00	85,000	$56.31	$2,863,650	$2,863,650
Alvaro Guillem	371,540	$3.50	$32,139,372	209,419	$16.55	$15,381,559	$47,520,931
Donald Keyser	347,057	$3.54	$30,005,432	176,156	$12.83	$13,593,455	$43,598,887
Henrik Rasmussen	262,022	$3.50	$22,665,345	136,324	$15.21	$10,196,067	$32,861,412
Cynthia Smith	131,571	$4.97	$11,186,876	138,750	$14.12	$10,528,439	$21,715,315
Adam Tomasi	107,052	$4.96	$9,103,983	126,425	$15.78	$9,383,841	$18,487,823
Srinivas Akkaraju	3,500	$32.56	$201,040	12,500	$39.92	$625,960	$827,000
Martin Babler	0	N/A	$0.00	16,000	$49.04	$655,400	$655,400
Guy Nohra	3,500	$32.56	$201,040	12,500	$39.92	$625,960	$827,000
Marc Ostro	3,500	$32.56	$201,040	12,500	$39.92	$625,960	$827,000
Kimberly Popovits	0	N/A	$0.00	16,000	$43.15	$749,600	$749,600
John Whiting	3,500	$32.56	$201,040	12,500	$39.92	$625,960	$827,000

Restricted Stock Units

Under the Merger Agreement, each award of Company restricted stock units (“RSUs”) outstanding immediately prior to the effective time of the Merger, whether vested or unvested, shall, as of the effective time of the Merger, be canceled and converted into the right to receive an amount in cash from the Company equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares subject to such restricted stock unit award, without interest and less any required withholding tax. The cash payment in respect of such Company restricted stock units will be made as promptly as reasonably practicable following the effective time of the Merger and no later than the end of the second payroll period commencing after the effective time of the Merger.

The table below sets forth information regarding the Company restricted stock units held by the Company’s executive officers and directors as of November 5, 2015, that would be canceled in exchange for the right to receive the Merger consideration, assuming that the completion of the Merger occurred on November 5, 2015.

	RSUs to be Canceled in Exchange for the RSU Merger Consideration
Name	Number of RSUs	RSU Merger Consideration
Robert Alexander	12,500	$1,125,000
Mark Asbury	3,000	$270,000
Jeffrey Farrow	—	—
Alvaro Guillem	6,500	$585,000
Donald Keyser	3,000	$270,000
Henrik Rasmussen	3,000	$270,000
Cynthia Smith	3,000	$270,000
Adam Tomasi	3,000	$270,000
Srinivas Akkaraju	1,000	$90,000
Martin Babler	1,000	$90,000
Guy Nohra	1,000	$90,000
Marc Ostro	1,000	$90,000
Kimberly Popovits	1,000	$90,000
John Whiting	1,000	$90,000

Company Employee Stock Purchase Plan

Under the Merger Agreement, the Company is obligated to suspend the commencement of any offering period under the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”) that would have commenced following November 5, 2015. Participants in the ESPP shall not be permitted to increase their payroll deductions or purchase elections from those in effect on November 5, 2015, and the purchase price per Share applicable to the offering period in progress as of November 5, 2015 shall not be decreased. The offering period and purchase period in progress as of the date of the Merger Agreement under the ESPP shall continue in accordance with its terms, and options granted during such offering period shall be exercisable in accordance with the terms of the ESPP. The completion of such ongoing offering period and any existing purchase period shall occur on the earlier of (x) the scheduled date of completion for such offering period and any such existing purchase period and (y) such other date at or prior to the date and time at which the closing of the Offer occurs (such date, in either case, the “Final Purchase Date”), and Shares shall be issued to participants thereunder on the Final Purchase Date, such that each option outstanding under the ESPP shall be exercised automatically on such Final Purchase Date. The Company must terminate the ESPP effective as of the effective time of the Merger.

Drs. Alexander, Keyser and Tomasi, Mr. Asbury and Ms. Smith currently participate in the ESPP.

Employment Agreements

The Company is party to employment agreements with its executive officers that provide for the severance payments and benefits described below upon a termination of employment either by the Company without cause or by the executive officer for good reason (a “qualifying termination”). The Company’s employment agreements with its executive officers do not provide for any additional benefits in connection with a change in control.

Under each executive officer’s employment agreement, if a qualifying termination occurs, each executive officer would become entitled to the following, subject to the executive officer executing and not revoking a release of claims in favor of the Company:

•	a lump sum cash payment equal to twelve months (or, in the case of Dr. Tomasi only, six months) of the executive officer’s annual base salary;

•	a lump sum cash payment equal to (i) 24 multiplied by (ii) the amount that was paid by, allocated to, or otherwise attributed to the Company as its employer premium contribution with respect to the executive and his or her dependents under the Company’s welfare and fringe benefit plans during the month immediately preceding the month in which the date of termination occurs; and

•	solely with respect to Drs. Alexander, Guillem, Keyser, Rasmussen, and Tomasi, Mr. Asbury and Ms. Smith, fully accelerated vesting and immediate exercisability of those Company stock options subject to the grant described in his or her employment agreement, as described in the section entitled “—Equity-Based Incentive Awards” above.

The employment agreements, or, if applicable, the amendments thereto, with the executive officers provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Code will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to any such executive officer may be reduced under such executive officer’s employment agreement.

For an estimate of the value of the payments and benefits described above that would become payable under the employment agreements with each of the Company’s named executive officers in the event of a qualifying termination, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below. The table below sets forth the estimated sum of the aggregate cash value of the severance payments described above and the aggregate value of the acceleration of unvested Company stock options and Company restricted stock units, assuming $90.00 per Share cash consideration payable under the Merger Agreement and the occurrence of the effective time of the Merger on November 5, 2015 and the executive officer’s qualifying termination on such date, that would become payable to the Company’s executive officers (other than the Company’s named executive officers, for whom such information is set forth below):

Name	Cash Severance Pay ($)	Equity ($)	Total ($)
Jeffrey Farrow	475,000	2,863,650	3,338,650
Donald Keyser	435,000	13,863,455	14,298,455
Henrik Rasumssen	456,000	10,466,067	10,922,067
Cynthia Smith	410,000	10,798,439	11,208,439
Adam Tomasi	410,000	9,653,841	10,063,841

Compensation Arrangements Entered Into in Connection with the Merger

Annual Bonuses

Under the Merger Agreement, the Company or the Surviving Corporation will pay to each Company employee who continues as an employee of the Surviving Corporation, Parent or any subsidiary of Parent as of the effective time of the Merger (each, a “continuing employee”) a bonus under the Company’s annual bonus program for the fiscal year in which the effective time of the Merger occurs. If the effective time of the Merger occurs on or before December 31, 2015, this bonus will be the full bonus payable for the Company’s 2015 fiscal year, calculated based on the assumption that all performance goals for such 2015 fiscal year have been achieved at their target levels. If the effective time of the Merger occurs after December 31, 2015, this bonus will be a pro-rata portion of the bonus payable for the Company’s 2016 fiscal year, calculated based on the assumption that all performance goals for such 2016 fiscal year have been achieved at their target levels as of the date on which the effective time of the Merger occurs. In addition, the Company may determine that certain employees, including the Company’s executive officers, may receive a bonus in excess of the target level with respect to the full bonus for the 2015 fiscal year and/or the pro-rata bonus for the 2016 fiscal year, respectively, so long as the aggregate value of any such bonuses that are paid in excess of such target level with respect to the 2015 fiscal year and/or 2016 fiscal year, combined, does not exceed $1,500,000.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its respective affiliates after the effective time of the Merger, it is possible that Parent or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Under the Merger Agreement, Parent has agreed that each continuing employee will, for a period of at least twelve months following the effective time of the Merger (or, if earlier, the date of termination of the continuing employee), be provided with (i) at least the same level of base salary or hourly wage rate, as the case may be, and annual cash incentive compensation targets (excluding equity compensation) as provided to the continuing employee immediately prior to the effective time of the Merger and (ii) employee welfare benefits and employee pension benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to such continuing employee immediately prior to the effective time of the Merger. Parent has also agreed to provide (or cause the Surviving Corporation to provide) severance payments and benefits to each continuing employee whose employment is terminated without cause, on or before the first anniversary of the date on which the effective time of the Merger occurs, that are consistent with the severance payments and benefits that would have been paid or provided under the terms and conditions of the Company’s severance guidelines or individual severance agreement, as applicable, in effect on November 5, 2015.

In addition, Parent has agreed to recognize service rendered by each continuing employee to the Company prior to the effective time of the Merger for purposes of eligibility, vesting, and benefit accrual (solely for purposes of determining accrual of vacation and paid time off) under the employee benefit plans of Parent or the Surviving Corporation to the same extent such service was recognized under a similar Company employee benefit plan (but not for benefit accrual under any defined benefit pension plan or to the extent that such crediting would result in a duplication of benefits for the same period of service).

Parent has also agreed to use commercially reasonable efforts to cause each continuing employee to be immediately eligible to participate, without any waiting time, in any Parent employee benefit plans to the extent coverage under such Parent employee benefit plan replaces coverage under a comparable Company employee benefit plan in which such continuing employee participated immediately before the effective time of the Merger. In addition, Parent has agreed to use commercially reasonable efforts to (A) cause any pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements to be waived to the extent that such limitations and exclusions were inapplicable to, or had been satisfied, under the corresponding Company welfare benefit plan and (B) provide credit for deductibles, co-insurance, co-payments and maximum out-of-pocket benefits to the extent such expenses would have been credited under the corresponding Company welfare benefit plan.

If requested by Parent at least ten business days prior to the consummation of the Merger, the Company will terminate the Company 401(k) plan, effective at least one business day immediately preceding the consummation of the Merger. If so requested by Parent, the Company and Parent will permit each continuing employee to make rollover contributions of eligible rollover distributions in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such continuing employee from the Company 401(k) plan(s) to Parent’s 401(k) plan subject to the terms of the Merger Agreement.

Indemnification and Insurance

Under the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Parent or the Surviving Corporation for a period of time following the effective time of the Merger. This indemnification and insurance coverage is further described in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers who were named executive officers in the Company’s most recent filing with the SEC under the Securities Act or Exchange Act that required disclosure under Item 402(c) of Regulation S-K (the “named executive officers”), that is based on or otherwise relates to the Offer and/or the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that (i) the closing of the Merger, and thus the date of the “change in control” as used below, occurred on November 5, 2015, (ii) the employment of the named executive officer was terminated by the Company without cause or by the named executive officer for good reason on such date, (iii) the named executive officer did not receive any bonus amount in excess of the target level for the 2015 fiscal year (as the Company has not determined whether any bonus amounts in excess of the target level will become payable in connection with the Merger as of the date of this Schedule 14D-9 filing), (iv) no amount of withholding taxes are applicable to any payments set forth in the table, (v) no payments are delayed for six months to the extent required under Code Section 409A and (vi) no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G to such payments.

The amounts set forth in the table are estimates based on the $90.00 per Share cash consideration payable under the Merger Agreement. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash Severance Pay(1) ($)	Equity(2) ($)	Total ($)
Robert Alexander	620,000	29,205,911	29,825,911
Alvaro Guillem	465,000	15,966,559	16,431,559
Mark Asbury	410,000	4,321,860	4,731,860

(1)

As described in more detail above in “—Employment Agreements,” this amount equals the cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of the following: (a) a lump sum cash payment equal to 12 months of annual base salary and (b) a lump sum cash payment equal to (i) 24 multiplied by (ii) the amount that was paid by, allocated to, or otherwise attributed to the Company as its employer premium contribution with respect to the named executive officer and his dependents under the Company’s welfare and fringe benefit plans during the month immediately preceding the month in which the date of termination occurs. This amount is based on an assumed amount of $2,500 per month, which is what the Company uses as an average monthly benefit amount per person. As of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Offer and/or the Merger. For purposes of this table, the Company has assumed that effective time of the Merger, and the named executive officer’s qualifying termination, occurred on November 5, 2015. The Company’s obligation to pay the cash severance payments to the named executive officers is conditioned on the applicable named executive officer executing and not revoking a release of claims in favor of the Company. The following table lists the respective portions of the amount set forth in this column that are attributable to the cash severance described in clause (a) of this paragraph and the portion of the amount set forth in this column that is attributable to the welfare and fringe benefits in clause (b) of this paragraph.

Name	Cash Severance Paid Related to Base Salary($)	Cash Severance Paid Related to Welfare and Fringe Benefits ($)	Total ($)
Robert Alexander	560,000	60,000	620,000
Alvaro Guillem	405,000	60,000	465,000
Mark Asbury	350,000	60,000	410,000

(2)	As described in more detail above in “—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” (i) each outstanding Company stock option, whether vested or unvested, that is held by a named executive officer will be cancelled in exchange for a cash payment, in respect of each Share subject to such Company stock option, in an amount equal to the Offer Price less the applicable option exercise price (if positive), less any required withholding tax, payable as promptly as reasonably practicable following the effective time of the Merger and no later than the end of the second payroll period commencing after the effective time of the Merger; and (ii) each outstanding award of Company restricted stock units, whether vested or unvested, that is held by a named executive officer will be cancelled in exchange for a cash payment, in respect of each Share subject to such Company restricted stock unit award, in an amount equal to the Offer Price multiplied by the number of Shares subject to such restricted stock unit, less any required withholding tax, payable as promptly as reasonably practicable following the effective time of the Merger and no later than the end of the second payroll period commencing after the effective time of the Merger. The cash amounts to be paid to the named executive officers in respect of their Company stock options and Company restricted stock units that are vested prior to November 5, 2015 are not required to be included in the above table and are therefore not included.

The following table sets forth the values of the unvested Company stock options and the Company restricted stock units held by the named executive officers that will become vested in connection with the Merger. The amounts in this column and in the table below assume a price per Share equal to $90.00, the fixed dollar amount per Share that will be received by stockholders of the Company in the Offer.

Name	Value of Unvested Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Total ($)
Robert Alexander	28,080,911	1,125,000	29,205,911
Alvaro Guillem	15,381,559	585,000	15,966,559
Mark Asbury	4,051,860	270,000	4,321,860

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or was a director or officer of the Company (each an “Indemnified Party”). Specifically, all rights to indemnification, exculpation and advancement of expenses in favor of any Indemnified Party, as provided in the Company’s certificate of incorporation, by-laws or under any agreement in effect on November 5, 2015 in the form previously made available to Parent with respect to matters occurring prior to or at the effective time of the Merger, will (i) survive the Offer Closing and (ii) continue in full force and effect in accordance with their respective terms. In addition, for a period of not less than six (6) years from the effective time of the Merger, Parent will cause the Surviving Corporation to indemnify and hold harmless the Indemnified Persons with respect to all actions or omissions conducted in their capacities as directors or officers of the Company, to the extent provided in the Company’s certificate of incorporation, by-laws or under the other indemnification agreements described in the preceding sentence.

For a period of six (6) years after the effective time of the Merger, the surviving corporation of the Merger will maintain policies of directors’ and officers’ liability insurance (which may take the form of an extended reporting period, endorsement or policy) covering the individuals covered by the Company’s directors’ and officers’ liability insurance policies, in an amount and scope at least as favorable as the policies existing on November 5, 2015. Neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance. If the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Alternatively, the Company, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on November 5, 2015, provided that the maximum aggregate annual premium for such insurance policies for any such year will not exceed 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance.

If any Indemnified Person notifies the Surviving Corporation on or before the sixth anniversary of the effective time of the Merger that a legal proceeding has commenced with respect to which the Indemnified Person expects to seek indemnification, the indemnification obligations described above will continue with respect to such legal proceeding until the legal proceeding’s final disposition. These indemnification rights will survive consummation of the Merger and are intended to benefit the Indemnified persons and their respective heirs and legal representatives. These rights are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnified Person may have by contract or otherwise.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At meeting held on November 5, 2015, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of Delaware law, and (iii) recommended that holders of Shares accept the Offer and tender their Shares to Purchaser in the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A copy of a press release issued by AstraZeneca, dated November 5, 2015, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(F) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

The Company, founded in 2008, is a biopharmaceutical company focused on the development and commercialization of highly selective, non-absorbed drugs to treat renal, cardiovascular, liver and metabolic disorders. The Company’s lead therapeutic candidate, ZS-9 (sodium zirconium cyclosilicate) (“ZS-9”), is an investigational agent that has been submitted to the United States Food and Drug Administration (“FDA”) for potential approval for the treatment of hyperkalemia.

In June 2014, the Company completed its initial public offering of 5,944,444 Shares at an offering price of $18.00 per share.

The Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Board and management have periodically considered potential strategic alternatives to enhance value to the Company’s stockholders. In particular, the Board and management have considered a number of potential partnering and licensing relationships and other strategic transactions, including at times considering a potential sale of the Company to enhance value to the Company’s stockholders. These considerations of strategic transactions, with AstraZeneca and others, began while the Company was still privately held and have continued since its initial public offering.

After the Company’s initial public offering, the Company and its representatives were routinely approached by other companies and their representatives regarding potential partnering, licensing relationships and other strategic transactions. The Company entered into confidentiality agreements with interested third parties on a regular basis, and made non-public information available to those parties through the electronic data room that the Company had prepared in connection with its initial public offering. Many of these confidentiality agreements did not contain standstills, and any standstills that were contained in the other confidentiality agreements terminated at the time of execution of the Merger Agreement. The Company engaged in discussions with these parties regarding potential transactions, but since the Company’s initial public offering, except as described below with respect to interactions with AstraZeneca, Party A and Party B (as defined below), none of these discussions advanced beyond an early stage or progressed to the point of a proposal to acquire the Company. The Board and the Company’s management team utilized internal resources and external advisors in connection with their review and evaluation of various potential transactions, including Simpson Thacher & Bartlett LLP (“Simpson Thacher”), which was retained as the Company’s legal advisor in December 2014.

On February 9, 2015, the Board held a meeting at which it discussed potential strategic alternatives for the Company and the capital needs required to pursue its operational plan as a standalone company. Representatives of Simpson Thacher participated in the meeting and reviewed with the Board its fiduciary duties when considering strategic transactions. The Board discussed potential risks and benefits of continuing to pursue its operational plan as a standalone company, including the risk that the FDA or other governmental authorities would not approve ZS-9, the risks associated with the outcome of future clinical studies with respect to ZS-9, the risks associated with building a commercial infrastructure and launching the Company’s first commercial product and the execution and other risks associated with transforming a biotechnology company focused on product development into a profitable pharmaceutical company with sufficient scale and commercial execution ability to compete effectively in a competitive industry. The Board also discussed various strategies and issues associated with potential partnering relationships for ZS-9, including the effect of a partnership on commercial success, the maximization of sales, the possibility of a partnership being limited to selected indications or regions, and potential partners, as well as relative attractiveness of a sale of the Company, including the likelihood of such a sale, and the likelihood of either a partnership or a sale to maximize stockholder value. The Board also discussed the need to retain strategic flexibility and to raise capital through an equity offering.

On March 10, 2015 the Board authorized a public equity offering, and on March 30, 2015, the Company completed this offering of 4,618,329 Shares at a price of $46.25 per share.

On May 26, 2015, the Company submitted its New Drug Application (“NDA”) to the FDA for ZS-9, requesting approval of ZS-9 for the treatment of hyperkalemia.

On July 29, 2015, the Company announced that its NDA had been accepted for filing by the FDA and that the Prescription Drug User Fee Act (“PDUFA”) goal date for a decision by the FDA is May 26, 2016.

During the summer of 2015, Dr. Alexander was contacted by an investment banker who suggested that a publicly traded pharmaceutical company referred to in this Schedule 14D-9 as “Party A” was potentially interested in engaging in a strategic transaction with the Company. At that time, the Company decided to engage in discussions with Goldman, Sachs & Co. (“Goldman Sachs”) about acting as the Company’s financial advisor. On August 13, 2015, Party A contacted Dr. Alexander to schedule a call, which occurred on August 17, 2015. During the August 17, 2015 call, Party A informed Dr. Alexander that Party A would be submitting an unsolicited proposal to the Company in the next few days.

On August 18, 2015, the Company received a non-public, unsolicited, written, non-binding proposal from Party A to acquire the Company for $85.00 in cash per Share subject to the completion of due diligence and other customary conditions. The proposal was not subject to any financing condition. The closing price of the Shares on that day was $53.68 per Share.

On August 18, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to update the Board on the written proposal received from Party A. The Board determined to schedule a meeting for the following week on August 27, 2015 to further discuss potential strategic alternatives for the Company, including the proposal from Party A. The Board noted that it had previously scheduled a review of the Company’s financials with management for a September 15, 2015 meeting, and asked management to accelerate that review to take place at the August 27, 2015 meeting. The Board also asked that Goldman Sachs provide its preliminary financial analysis of the Company, including valuation considerations, to the Board before the Board determined how to respond to Party A. The Board authorized Dr. Alexander to contact Party A to indicate the ongoing consideration of the proposal, which Dr. Alexander did on August 19, 2015.

On August 27, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the proposal from Party A and potential strategic alternatives for the Company. Representatives of Simpson Thacher reviewed with the Board its fiduciary duties when considering strategic transactions. Members of Company management reviewed with the Board financial matters with respect to the Company, including a review by management of the Company profit and loss forecasts. Representatives of Goldman Sachs reviewed with the Board a preliminary financial analysis of the Company and the offer from Party A. The Board discussed the potential risks and benefits of continuing to pursue its operational plan as a standalone company, and the potential risks and benefits of engaging in a strategic transaction, including timing considerations associated with the Company’s process with the FDA with respect to ZS-9. The Board also discussed Party A and considered various factors that the Board believed would affect Party A’s ability to engage in a strategic transaction with the Company and Party A’s timing, including Party A’s available cash and the impact that the need for additional financing could have on the certainty of consummation of such a transaction, even in the absence of a financing condition. Following discussion, the Board determined that, while it had not made a decision to sell the Company, a sale of the Company may be attractive and in the best interests of the Company and its stockholders and that the proposal from Party A potentially provided a sufficient basis for further negotiation and due diligence, but instructed management to attempt to negotiate with Party A to increase Party A’s per Share proposal before allowing Party A to commence full diligence.

On September 3, 2015, the Company entered into a confidentiality agreement with Party A, which contained a customary standstill that terminated upon the announcement of the Merger Agreement. Dr. Alexander and other members of Company management then had a preliminary diligence discussion by phone with representatives of

Party A to answer certain questions Party A had in connection with its review of the publicly available information regarding the Company. On September 4, 2015, Party A informed Dr. Alexander that it could increase its non-binding proposed price to $89.00 per Share in cash subject to the completion of due diligence and other customary conditions. The closing price of the Shares on that day was $54.78 per Share. Party A confirmed its revised proposal in writing on September 7, 2015.

On September 7, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss potential strategic alternatives for the Company and the status of discussions with Party A. Members of management updated the Board on the revised proposal from Party A. Representatives of Simpson Thacher again reviewed with the Board its fiduciary duties when considering strategic transactions. Representatives of Goldman reviewed with the Board financial matters and the revised offer from Party A. The Board and management discussed Party A’s proposal as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company. As part of the review of the Board’s fiduciary obligations, the Board, management and representatives of Goldman Sachs discussed additional potential acquirors of the Company and whether the Company should conduct an auction or pre-signing market check. As part of this discussion, Goldman Sachs identified for the Board additional potential acquirors of the Company that Goldman Sachs believed could have both the strategic interest and financial wherewithal to explore a potential acquisition of the Company. The Board inquired as to and discussed the nature of Goldman Sachs’ Investment Banking relationships with these potential acquirors. The Board, management and Goldman Sachs noted that a number of these companies had been engaged in discussions with the Company in the past and had, after some deliberation, ultimately declined interest in pursuing a strategic transaction with the Company at the relevant time. Following a lengthy discussion between the Board, management and representatives of Goldman Sachs and Simpson Thacher regarding the list of additional potential acquirors, eight other publicly traded pharmaceutical and biotechnology companies, including AstraZeneca (the “Potential Bidders”), were identified as the most likely to have the capacity and interest in acquiring the Company. The Board discussed the advantages of conducting a pre-signing market check, including, among others, the potential to assist the Board to obtain a higher value transaction and negotiate more favorable terms. The Board also considered the disadvantages of conducting a pre-signing market check, including, among others, that it would increase the risk of leaks that could harm the competitive position of the Company, it could result in Party A withdrawing its interest, it could create additional work force disruption which could negatively impact the Company’s hiring and build out of its salesforce and progress on other key operating performance metrics and it may delay the timing of, and thereby increase the execution risks of, a transaction with Party A, and noted that the broader the pre-signing market check the more pronounced these disadvantages would be. At the conclusion of the discussion, the Board determined that a pre-signing market check involving the Potential Bidders would be in the best interest of the Company and its stockholders, and directed management and representatives of Goldman Sachs to engage in discussions with the Potential Bidders to determine their interest in considering a potential acquisition of the Company. The Board also approved the terms of an engagement letter with Goldman Sachs, which the Company and Goldman Sachs executed and delivered after the conclusion of the Board meeting.

Following the meeting, at the direction of the Board, during the remainder of the week of September 6, 2015, representatives of Goldman Sachs contacted representatives of each of the Potential Bidders, including AstraZeneca, to gauge their interest in pursuing a strategic transaction with the Company. Six of the Potential Bidders, including AstraZeneca and a publicly traded pharmaceutical company referred to here as “Party B” indicated that they would further evaluate the possibility of engaging in discussions with the Company regarding the acquisition of the Company. Representatives of Goldman Sachs informed the Potential Bidders that interested parties were being asked to submit initial proposals based on publicly available information on or before September 18, 2015.

On September 9, 2015, the Company also provided Party A access to the Company’s electronic data room and began sharing non-public information with Party A.

On September 10, 2015, Bloomberg published an article reporting that the Company had received an offer from Party A to purchase the Company for $2.5 billion. Following this publication, the Company and Party A each issued a press release confirming that they had participated in preliminary discussions regarding a potential strategic transaction. The closing price of the Shares on that day was $74.73 per Share.

On September 11, 2015, AstraZeneca informed Goldman Sachs that Pascal Soriot, the Chief Executive Officer of AstraZeneca, would be transiting through San Francisco for several hours that evening and wanted to use the opportunity to have an introductory meeting with Dr. Alexander. Dr. Alexander and Mr. Soriot met briefly in person to discuss the Company and the potential for a strategic transaction between the Company and AstraZeneca.

During the week of September 13, 2015, representatives of Goldman Sachs engaged in discussions regarding process with each of AstraZeneca, Party B and the other four remaining Potential Bidders. Company management also engaged in due diligence discussions with Party A and continued to provide Party A with non-public information. Party A indicated to Company management that Party A would need several weeks to continue to perform due diligence before it would be in a position to reconfirm or update its proposed offer price.

On September 17, 2015, Party B submitted a preliminary non-binding proposal in writing to acquire the Company for $92.50 in cash per Share, subject to due diligence and other customary conditions. The closing price of the Shares on that day was $75.52 per Share. On September 18, 2015, AstraZeneca submitted a preliminary non-binding proposal to acquire the Company for $91.00 in cash per Share, subject to due diligence. The closing price of the Shares on that day was $73.43 per Share. Neither the Party B nor the AstraZeneca proposal was subject to any financing condition. Each of the other Potential Bidders informed Goldman Sachs that the Potential Bidder had decided not to participate further in the process, and none of these other Potential Bidders ever submitted a proposal regarding a potential strategic transaction of the Company. One Potential Bidder indicated that it would potentially be interested in a transaction, but at a valuation that would be meaningfully lower than the price proposed by Party A, and another Potential Bidder indicated that it only would be interested in discussing a transaction with the Company if and after ZS-9 had been approved by the FDA.

On September 20, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the status of the discussions with the Potential Bidders and Party A, the proposals received from Party B and AstraZeneca and potential strategic alternatives for the Company. Representatives of Simpson Thacher again reviewed with the Board its fiduciary duties when considering strategic transactions. The Board, management and representatives of Goldman Sachs discussed the responses received from the Potential Bidders. The Board discussed with management and representatives of Goldman Sachs whether the Company should contact any additional potential acquirors. As part of this discussion, the Board acknowledged the reports in the media caused by the Bloomberg article and the Company’s subsequent press release and the fact that no other potential acquirors had independently contacted the Company or its representatives following these events. The Board noted that it would expect that if any party had an interest in acquiring the Company the party would have already contacted the Company or its representatives given these public events. Following discussion, the Board decided that the benefits of reaching out to any additional potential acquirors were outweighed by the potential damage to the process of doing so. Following discussion, the Board determined that the two preliminary proposals from AstraZeneca and Party B each provided a sufficient basis for further negotiation and due diligence with those parties. The Board also noted that based on the feedback received from Party A regarding the timing of its due diligence process as well as analysis of Party A’s financial position, indications were that a Party A offer would potentially be less competitive than offers from AstraZeneca or Party B.

On September 21, 2015, representatives of Goldman Sachs contacted each of AstraZeneca and Party B to indicate that they would be provided with access to non-public information regarding the Company and meetings with management to enable them to conduct due diligence, and provided them with the Company’s form of confidentiality agreement. The Company entered into the Confidentiality Agreement with AstraZeneca on September 23, 2015 and began sharing non-public information with AstraZeneca. The Company entered into a confidentiality agreement with Party B on September 24, 2015 and began sharing non-public information with Party B. The confidentiality agreement with Party B included a customary standstill provision that terminated upon the announcement of the Merger Agreement.

On September 25, 2015, Drs. Alexander and Tomasi and Messrs. Farrow and Asbury engaged in introductory due diligence discussions by phone with each of AstraZeneca and Party B. On September 29, 2015, representatives of Goldman Sachs discussed with AstraZeneca the ongoing process with respect to the Company and indicated that after allowing for a period to conduct due diligence, Goldman Sachs would be requesting updated proposals from each bidder accompanied by a markup of the Company’s proposed form of merger agreement, which would be provided later in the week. On September 30, 2015, representatives of Goldman Sachs had a discussion with Party B in which Goldman Sachs conveyed the same information to Party B. On September 30, 2015, Goldman Sachs distributed a letter to each of AstraZeneca and Party B that requested revised proposals by October 13, 2015.

Throughout the weeks of September 20 and September 27, 2015, the Company also continued to engage in due diligence discussions with Party A and to provide Party A with non-public information regarding the Company. In response to inquiries from Company management, Party A indicated it needed to continue to perform additional diligence before it would be able to provide an updated proposal.

On October 1, 2015 Goldman Sachs provided each of AstraZeneca and Party B with the initial draft merger agreement prepared by Simpson Thacher on behalf of the Company. The draft merger agreement did not contain any financing condition, and based on input from the Board and Company management, the draft contained a number of provisions benefitting the Company relating to certainty of closing, including exceptions to the definition of “material adverse effect” such that the buyer would bear the risk of any regulatory developments regarding ZS-9 between the signing of a merger agreement and closing the transaction under that merger agreement (including any decision, action or inaction by the FDA) (the “Regulatory Exception”) and any developments relating to the intellectual property of the Company or its competitors (the “IP Exception”), and would have an affirmative obligation to divest assets to the extent necessary to obtain antitrust clearance to acquire the Company. The draft merger agreement also provided the ability for the Company to terminate the merger agreement to accept an unsolicited, higher proposal.

During the period from October 1 through October 13, 2015 representatives of each of AstraZeneca and Party B held multiple diligence meetings with senior members of the Company’s management by teleconference and Party B held an in person meeting with senior members of the Company’s management on October 8, 2015. Representatives of Goldman Sachs and Simpson Thacher also participated in these meetings.

Throughout this period, Party A also continued to conduct due diligence, including discussions with senior members of the Company’s management. In response to inquiries from Company management, Party A indicated it was not yet in a position to provide an updated proposal.

On October 13, 2015, AstraZeneca submitted a revised non-binding proposal to acquire the Company for $93.00 in cash per Share, subject to further due diligence. AstraZeneca also submitted a markup of the form of merger agreement, which accepted the Regulatory Exception and the Company’s proposed approach regarding antitrust matters but did not accept the IP Exception. The AstraZeneca markup allowed the Company to terminate the merger agreement to accept an unsolicited, higher proposal.

On October 14, 2015 representatives of Party A had a due diligence meeting in person with senior members of the Company’s management.

On October 15, 2015, AstraZeneca received preliminary feedback on its bid from Goldman Sachs noting that AstraZeneca’s bid was aligned financially with the other bids the Company had received. Goldman Sachs indicated that AstraZeneca would receive a markup of AstraZeneca’s draft of the merger agreement in the upcoming week and recommended that AstraZeneca differentiate its bid by increasing its offer price. Goldman Sachs also noted that the Company expected AstraZeneca’s post-due diligence best and final offer on or around October 27, 2015.

The Company granted Party B an extension to submit a proposal. On October 15, 2015, Party B submitted a revised non-binding proposal to acquire the Company for $92.50 in cash per Share, subject to further due diligence, which price was unchanged from Party B’s September 17, 2015 proposal. Party B also submitted a markup of the form of merger agreement, which rejected the Regulatory Exception, the IP Exception, and the risk allocation proposed by the Company regarding antitrust matters. The Party B markup allowed the Company to terminate the merger agreement to accept an unsolicited, higher proposal.

On October 16, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the status of the discussions with AstraZeneca, Party A and Party B, the revised proposals received and potential strategic alternatives for the Company. Representatives of Simpson Thacher again reviewed with the Board its fiduciary duties when considering strategic transactions. The Board, management and representatives of Goldman Sachs and Simpson Thacher discussed the revised proposals received from AstraZeneca and Party B, including their comments to the merger agreement. The Board focused specifically on certain principal issues raised by the draft merger agreements, including the definition of “material adverse effect” and the response of each bidder to the Regulatory Exception and the IP Exception, and the risk allocation regarding antitrust matters. The Board and management discussed the effect of these issues on the certainty of closing a potential transaction. Members of management also updated the Board on the status of diligence with Party A. In light of the uncertainty concerning the outcome of diligence for each of Party A, Party B and AstraZeneca and the unresolved terms in the proposed merger agreements, the Board directed management to continue discussions with all three companies. The Board and management also discussed the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company.

During the period from October 16 through October 28, 2015 representatives of each of AstraZeneca and Party B held multiple diligence meetings with senior members of the Company’s management by teleconference and in person. Representatives of Goldman Sachs and Simpson Thacher also participated in these meetings. Both AstraZeneca and Party B also conducted site visits to the Company’s manufacturing facilities. Party A also continued to engage in diligence discussions with the Company but indicated it was not yet prepared to provide an updated proposal.

On October 19, 2015, representatives of Goldman Sachs discussed with AstraZeneca the ongoing process and indicated Goldman Sachs would be requesting final proposals accompanied by a markup of the Company’s revised draft merger agreement. On October 20, 2015, representatives of Goldman Sachs had a discussion with Party B in which Goldman Sachs conveyed the same information to Party B. On October 20, 2015, Goldman Sachs distributed a letter to each of AstraZeneca and Party B that requested revised proposals on or before October 29, 2015.

On October 21, 2015, Simpson Thacher and representatives of Goldman Sachs provided AstraZeneca and Party B with a revised draft of the merger agreement on behalf of the Company, reflecting changes made in response to comments provided by both AstraZeneca and Party B. Based on direction from the Board, the revised draft merger agreement included the same version of the Regulatory Exception and the IP Exception, and the same risk allocation regarding antitrust matters, as were included in the Company’s initial draft.

On October 22, 2015, representatives of Simpson Thacher and counsel to AstraZeneca, Davis Polk & Wardwell LLP (“Davis Polk”), engaged in negotiations regarding the merger agreement.

On October 22, 2015, Party A notified the Company that it was withdrawing its prior proposal and was no longer interested in pursuing a potential transaction with the Company.

On October 23, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the status of the discussions with AstraZeneca, Party A and Party B, the revised proposals received and potential strategic alternatives for the

Company, including the Company’s future prospects as a standalone entity. Representatives of Simpson Thacher again reviewed with the Board its fiduciary duties when considering strategic transactions. The Board and management then discussed Party A’s decision to withdraw from the process.

Following the meeting, at the direction of the Board, on October 23, 2015, representatives of Goldman Sachs contacted Party B to inform Party B that the Company had an all-cash proposal from another potential acquiror at a higher price with a merger agreement that accepted the Regulatory Exception, and encouraged Party B to improve its terms in Party B’s next proposal.

On October 26, 2015, Party B provided the Company with comments to the revised draft of the merger agreement. Party B accepted the IP Exception but rejected the Regulatory Exception, and proposed a compromise risk allocation regarding antitrust matters.

On October 28, 2015, representatives of Simpson Thacher and counsel to Party B engaged in negotiations regarding the merger agreement, including with respect to Regulatory Exception. On October 28, 2015, Simpson Thacher provided Party B with a further revised draft, which accepted the compromise regarding antitrust matters but continued to include the Regulatory Exception.

On October 29, 2015, AstraZeneca submitted a revised non-binding proposal to acquire the Company for $83.00 in cash per Share and a contingent value right (“CVR”) for an additional $12.00 per Share in cash in the event that net sales of ZS-9 exceed $1.1 billion in any calendar year ending on or prior to December 31, 2019. AstraZeneca also submitted a markup of the form of merger agreement, which was largely consistent with its prior markup except with respect to the treatment of Company stock options and RSUs. Previously AstraZeneca in its proposal of October 13, 2015 had accepted the Company’s proposal that the vesting for all unvested options and RSUs be accelerated and all options and RSUs be cashed out in connection with the Merger. However, as part of the October 29, 2015 proposal, AstraZeneca proposed that certain of the Company stock options and RSUs held by the Company’s employees be rolled over into options and RSUs of AstraZeneca. The AstraZeneca markup included the Regulatory Exception but rejected the IP Exception. The draft also proposed a termination fee of 3.9% of equity value. AstraZeneca indicated to representatives of Goldman Sachs that the decrease in valuation from AstraZeneca’s prior proposals was attributable to concerns regarding the longevity of the Company’s intellectual property. On October 29 and 30, 2015, representatives of Goldman Sachs engaged in discussions with Party B. Party B indicated that it was no longer willing to proceed at the price level previously indicated based on its current perspective on the commercial opportunity for ZS-9, and in light of that had decided not to submit a revised proposal.

On October 30, 2015, representatives of Goldman Sachs contacted Party B to encourage Party B to submit a revised proposal to acquire the Company, and Party B indicated that it would do so on November 2, 2015.

On October 30, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the status of the discussions with AstraZeneca and Party B, the proposal received from AstraZeneca, and potential strategic alternatives for the Company. Representatives of Simpson Thacher again reviewed with the Board its fiduciary duties when considering strategic transactions. The Board, management and representatives of Goldman Sachs discussed the proposal received from AstraZeneca. Management noted that AstraZeneca’s proposed net sales milestone to achieve the CVR was far in excess of management’s forecast for net sales and of any of the third-party analysts’ projections for ZS-9. The Board also discussed the potential advantages of a CVR, including, among others, the potential to obtain a higher value transaction. The Board also considered the potential disadvantages of a CVR, including, among others, lack of certainty as to whether the milestone would be achieved, the length of the milestone period, execution risk and the potential for dispute. At the conclusion of the discussion, the Board determined that a transaction including a CVR of the nature proposed by AstraZeneca would not be in the best interest of the Company and its stockholders, and directed representatives of Goldman Sachs to request a revised all-cash proposal from AstraZeneca. The Board also noted that any proposed modification of unvested Company stock options and RSUs that would automatically vest in the event of a transaction such as the Merger (i.e. “single trigger” awards) could not be implemented without the consent of the holders of those awards. Representatives of Goldman Sachs indicated that the proposal from AstraZeneca was intended to assist AstraZeneca in retaining Company employees and management after consummation of a transaction, and the Board authorized Dr. Alexander to discuss with AstraZeneca the intentions of AstraZeneca and the Company’s management team as to continuation of employment after a transaction. The Board and management also discussed the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company, and considered whether the Company should begin to prepare for a capital raise through an equity or debt offering in the event the Board were to determine not to proceed with a strategic transaction.

On October 30, 2015, representatives of Goldman Sachs communicated to AstraZeneca the request for a revised proposal consistent with the parameters outlined by the Board and as described above.

On October 31, 2015, AstraZeneca contacted representatives of Goldman Sachs to communicate a further revised non-binding proposal to acquire the Company for $85.00 in cash per Share.

On November 1 and 2, 2015, representatives of Goldman Sachs continued to engage in negotiations with AstraZeneca to seek an increase in its proposed price per Share, and representatives of Simpson Thacher and Davis Polk continued to engage in negotiations regarding the other terms of the merger agreement, including the treatment of “single trigger” options and RSUs. Representatives of Goldman Sachs also continued to engage in discussions with Party B to encourage Party B to submit a revised proposal to acquire the Company, and advised Party B that the Company had an all-cash proposal from another potential acquiror that accepted the Regulatory Exception.

On November 3, 2015, Party B provided a revised non-binding proposal to acquire the Company for $87.00 per share. Party B indicated that the proposal was subject to its satisfaction with the outcome of the Company’s upcoming mid-cycle FDA review meeting with respect to ZS-9 scheduled to occur on November 12, 2015 (“Mid-Cycle Review”), and that it would not be prepared to enter into a merger agreement with the Company until after November 12, 2015. Party B also indicated that it would want a representative of Party B to participate in the meeting with the FDA for the Mid-Cycle Review. In addition, Party B indicated that it continued to be unwilling to agree to the Regulatory Exception as proposed by the Company in the Company’s draft merger agreement. Party B provided a revised draft merger agreement, which proposed a partial compromise on the Regulatory Exception but generally continued to require the Company to bear a number of risks regarding regulatory matters between signing and closing of a transaction, including among others FDA actions or inactions or other developments adversely affecting the likelihood of obtaining the anticipated marketing authorization regarding ZS-9 in the anticipated timeframe.

On November 3, 2015, representatives of Simpson Thacher provided Davis Polk with a revised draft of the merger agreement, which included a revised proposed termination fee of 3.0% of equity value and proposed a compromise limiting the IP Exception to developments regarding certain specific matters. Davis Polk indicated in discussions with Simpson Thacher that the compromise on the IP Exception was acceptable to AstraZeneca. The November 3, 2015 draft merger agreement sent to Davis Polk by Simpson Thacher also provided that all of the unvested Company stock options and RSUs would accelerate and automatically vest upon the Merger, consistent with the Company’s previous drafts of the merger agreement. After discussions between Simpson Thacher and Davis Polk, Dr. Alexander and Mr. Soriot discussed AstraZeneca’s intentions regarding the retention of the Company’s management team after a transaction. Mr. Soriot proposed various ways to incentivize management’s retention after consummation of the Merger. During their conversation, Dr. Alexander encouraged AstraZeneca not to require any changes to the existing terms of the Company’s equity awards under the existing employment agreements and the applicable equity plans. A compromise was reached providing for the Company stock options and RSUs to continue to be governed by their current terms and agreements, meaning that those equity awards which by their terms would accelerate and vest on a change of control (i.e. “single trigger”) would vest upon consummation of the Merger, while those equity awards that would otherwise require an employee to be terminated after a change of control before vesting would accelerate (i.e. “double trigger”) would become AstraZeneca equity awards and continue to vest on the currently existing terms.

On November 3, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to discuss the status of the discussions with AstraZeneca and Party B. Representatives of Simpson Thacher reviewed with the Board its fiduciary duties when considering strategic transactions. The Board noted that Party B’s proposal continued to be subject to diligence in the form of a satisfactory outcome of the Company’s Mid-Cycle Review with respect to ZS-9. The Board discussed the risks associated with the Party B proposal, including that Party B had not provided any objective standard as to what outcome of the Mid-Cycle Review would be required in order for it to be acceptable to them and that in light of the continued diligence condition, the Board was uncertain whether after the Mid-Cycle Review Party B would ultimately be willing to sign a definitive agreement to acquire the Company, and if so whether that agreement would include a price and other terms acceptable to the Company. The Board and members of management discussed the terms of the merger agreement proposed by AstraZeneca, and noted in particular that AstraZeneca had accepted the Regulatory Exception and a modified IP Exception but that their proposed termination fee of 3.9% of equity value was too high. The Board, management and Goldman Sachs also discussed the possibility that AstraZeneca could withdraw its proposal. The Board and members of management also discussed strategic alternatives, including continuing the Company’s operational plan as a standalone company. After discussion, the Board directed management and Goldman Sachs to continue to seek a higher price from AstraZeneca and to inform Party B that the Company was not willing to accept its proposal in light of its dependency on the outcome of the Mid-Cycle Review and proposed allocation of risk regarding regulatory matters.

Following the Board meeting, as directed by the Board, on November 3, 2015, representatives of Goldman Sachs updated Party B on the response of the Board.

On November 4, 2015, Party B provided a further revised non-binding proposal to acquire the Company for $90.00 per share. Party B indicated that it would consider signing a merger agreement with the Company prior to the Mid-Cycle Review, but in that event Party B would not agree to the Regulatory Exception and the Company would need to bear the risk of certain regulatory developments to the extent occurring between signing and closing as previously proposed by Party B, including with respect to the Mid-Cycle Review.

On November 4, 2015, representatives of Simpson Thacher and Davis Polk continued to engage in negotiations regarding the merger agreement, and in those negotiations Davis Polk proposed a termination fee of 3.4% of equity value, which Simpson Thacher indicated it anticipated would not be acceptable to the Board. Subsequently on November 4, 2015, Davis Polk provided Simpson Thacher with a revised draft of the merger agreement that included a proposed termination fee of 3.2% of equity value.

On November 4, 2015, Party B’s counsel contacted representatives of Simpson Thacher to discuss potential compromises regarding the Regulatory Exception, and agreed to provide a form of agreement for review that Party B would be willing to sign prior to the Mid-Cycle Review.

On the morning of November 5, 2015, Party B’s counsel sent Simpson Thacher two revised versions of the Merger Agreement that Party B would potentially be willing to enter into: one version for execution prior to the Mid-Cycle Review, and a second version for execution after November 12, 2015 dependent on the results of the Mid-Cycle Review being determined by Party B to be satisfactory to Party B. In the version of the merger agreement that would be entered into before the Company’s Mid-Cycle Review, Party B would not agree to the Regulatory Exception and the Company would need to bear the risk of certain regulatory developments to the extent occurring between signing and closing as previously proposed by Party B (whether or not such developments were related to the Mid-Cycle Review). In the merger agreement that Party B would potentially be willing to enter into after the Mid-Cycle Review (assuming the Mid-Cycle Review was determined by Party B to be satisfactory to Party B), Party B would agree to the Regulatory Exception.

On the morning of November 5, 2015, Dr. Alexander indicated to Mr. Soriot that he did not believe the Board would be willing to proceed with a transaction with AstraZeneca at its current proposed price per Share. Dr. Alexander and Mr. Soriot then engaged in price negotiations. In these negotiations, Mr. Soriot ultimately increased the AstraZeneca proposal to $90.00 in cash per Share, and indicated that was his best and final offer to the Company and that the transaction would need to be announced the next morning before the stock market opened in London.

On the afternoon of November 5, 2015, the Board held a telephonic meeting, with members of management and representatives of Goldman Sachs and Simpson Thacher participating, to consider approval of the proposed merger agreement with Parent and Purchaser. At this meeting representatives of Simpson Thacher reviewed with the Board its fiduciary duties when considering the proposed transaction. Management and representatives of Simpson Thacher reviewed with the Board the outcome of the negotiations with AstraZeneca, and the current status of the discussions with Party B, and the revised terms and conditions of the proposed merger agreements for each of AstraZeneca and Party B, including their respective proposals with respect to the Regulatory Exception and the IP Exception, and the resolution of the treatment of Company stock options and RSUs with AstraZeneca and the proposed termination fee of 3.2% of the equity value. The Board asked questions and discussion ensued. The Board considered the potential for conflicts of interest, including of management and advisors and discussed the interests of management in the transaction. Representatives of Goldman Sachs reviewed with the Board the financial analysis of Goldman Sachs of the $90.00 per Share cash consideration, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 5, 2015, to the effect that, as of such date and based upon and subject to the matters set forth therein, the $90.00 per Share to be paid to the holders of Shares (other than as specified in such opinion) under the Merger Agreement was fair, from a financial point of view, to such holders of Shares. For a detailed discussion of Goldman Sachs’ opinion, please see below under the heading “—Opinion of the Company’s Financial Advisor.”

The Board considered various reasons to approve the Merger Agreement, including certain countervailing factors. After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, was fair to, and in the best interests of, the Company and the Stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. For a detailed description of the various reasons considered by the Board, please see below under the heading “—Reasons for the Recommendation of the Board.”

On the afternoon of November 5, 2015, representatives of Simpson Thacher and Davis Polk, with input from the Company, finalized the Merger Agreement, which was then executed and delivered by Parent, Purchaser and the Company after the closing of the U.S. stock markets. Prior to the opening of London and U.S. stock markets on November 6, 2015, AstraZeneca issued a press release announcing the execution of the Merger Agreement.

Subsequent to the announcement of the transaction on November 6, 2015, Dr. Alexander discussed with Mr. Soriot the initial reaction of Company employees to the treatment under the Merger Agreement of those unvested Company stock options and RSUs that would not, by their terms, become vested as of the effective time of the Merger. After these discussions, AstraZeneca determined that in order to facilitate its retention of Company employees AstraZeneca would agree to accelerate the vesting of those Company stock options and RSUs and on November 17, 2015, Parent, Purchaser and the Company executed and delivered an amendment to the Merger Agreement providing for the change to the treatment of unvested Company stock options and RSUs.

On November 18, 2015, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors and considered and analyzed a range of factors. In the course of reaching its determination to approve the terms of the Merger Agreement, the Offer and the Merger and to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer, the Board considered numerous factors, including the following material factors and benefits, each of which the Board believed supported its unanimous determination and recommendation:

•	Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders of the Company with the opportunity to receive a premium over the current and historical market price of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 37.7% over the closing price per Share on the Nasdaq Global Market on November 4, 2015, the trading day before the execution of the Merger Agreement;

•	a premium of approximately 54.7% over the closing price per Share on the Nasdaq Global Market on September 9, 2015, the trading day before the Company issued a press release stating that it was involved in discussions regarding a potential sale;

•	a premium of approximately 41.0% over the highest trading price per Share for the 52-week period ended September 9, 2015.

•	Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	The Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company. The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks identified by the Board were:

•	the risks associated with the regulatory approval process for ZS-9, including the risk of nonapproval or delay in approval and the risk of any limitations or warnings in the label of an approved product, any requirements for additional clinical trials or other requirements that could impair the commercial value of ZS-9;

•	the risks associated with the outcome of future clinical studies and the possibility that future clinical study results will not be consistent with those previously observed;

•	the Company’s ability to successfully develop, manufacture, commercialize and distribute ZS-9;

•	the Company’s ability to obtain and maintain patent coverage for ZS-9 and future product candidates, including risks related to pending and any future patent infringement lawsuits, re-examinations and the risk of generic products competing with any products marketed by the Company;

•	the net losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur significant continued net losses for at least the next several years;

•	the competitive nature of the Company’s industry and target markets;

•	the Company’s financial resources and the significant amount of capital (and incremental stockholder dilution) that the Company would need to raise to build out infrastructure and fund ongoing clinical development, manufacture, commercialization and distribution of ZS-9 and continuance of its existing research and development operations;

•	the uncertain nature of the financial markets and the potential that equity funding may not be available to the Company on attractive terms, or at all, at various times in the future; and

•	general risks and market conditions that could reduce the market price of the Shares.

•	Potential Strategic Alternatives. The Board considered possible alternatives to the acquisition by AstraZeneca (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. In addition, the Board considered:

•	the final proposal from Party B, and that the price proposed by Party B was the same as that of AstraZeneca but Party B was not currently willing to enter into a merger agreement containing the Regulatory Exception, and there was no assurance that Party B would be satisfied with outcome of the Company’s Mid-Cycle Review or would be willing to enter into a merger agreement after the Mid-Cycle Review or what the terms of such an agreement would be.

•	the possibility that AstraZeneca could withdraw its proposal if the Company delayed in proceeding with AstraZeneca’s offer, including delays in order to accommodate Party B’s concerns and proposed timing.

•	Value. The Board believed that the Offer Price of $90.00 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•	Negotiations with AstraZeneca and Terms of the Merger Agreement. The Board believed that the Offer Price of $90.00 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with AstraZeneca. The Board believed, based on these negotiations and discussions, that the Offer Price was the highest price per Share that AstraZeneca was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which AstraZeneca was willing to agree.

•	Terms of the Merger Agreement supporting the Board’s belief that the agreement was advisable and in the best interest of the Company’s stockholders include:

•	Definition of Material Adverse Effect—the definition in the Merger Agreement contains the Regulatory Exception, which allocates regulatory risks regarding ZS-9 to Parent by providing that actions or inactions of the FDA with respect to ZS-9 or its competitors, regulatory or clinical changes with respect to ZS-9 or its competitors, and side effects or safety observations with respect to ZS-9 occurring after the execution of the Merger Agreement cannot be taken into account in determining whether there has been a material adverse effect on the Company.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals—the Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third-party that has made an unsolicited and written acquisition proposal that constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) if the Board reasonably determines in good faith that the failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties.

•

Change of Recommendation—either in the event that the Company receives a Superior Proposal (as defined in the Merger Agreement) or in the event of an Intervening Event (as defined in the Merger Agreement), the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw or rescind, or modify or qualify in a manner adverse to Parent or Purchaser, its recommendation to the Company’s stockholders of the Offer, provided that the Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least three business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event, (ii) the Board determines, after consultation with legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties and (iii) in the case of a Superior Proposal, such proposal did not involve a breach by the Company or its subsidiaries of its non-solicitation and change-of-recommendation obligations. After delivering notice to Parent of the potential recommendation change, the Company must negotiate with Parent in good faith to make such adjustments in the terms and conditions as would obviate the basis for a change its recommendation.

•	Fiduciary Termination Right—the Board may terminate the Merger Agreement to accept a Superior Proposal if (i) the Company has materially complied with requirements set forth in the immediately preceding bullet under the heading “Change of Recommendation” and (ii) prior to such termination, the Company pays to Parent the Company Termination Fee of $86,109,000, which constitutes 3.2% of the equity value of the transaction, which the Board believed was reasonable and would not likely deter competing bids.

•	Conditions to Consummation of the Offer and Merger; Likelihood of Closing—the fact that Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, and the Board’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	Extension of Offer Period—the fact that that the Purchaser must extend the Offer for successive extension periods of not more than ten business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser), and must extend the Offer for up to twenty business days (and may further extend the Offer in its sole discretion) following the expiration date on which all of the conditions to the Offer (other than the minimum condition set forth in the Merger Agreement) have been satisfied or waived.

•	Enforcement Right—the Company’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement.

•	Ultimate Parent Guarantee—the guarantee provided by AstraZeneca of the obligations of Parent and Purchaser with respect to the performance of their obligations under the Merger Agreement.

•	No Financing Condition—the representation of Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

•	Timing and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL which would not require additional stockholder approval and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Business Reputation of AstraZeneca. The Board considered the business reputation, management and financial resources of AstraZeneca. The Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•	Opinion of the Company’s Financial Advisor. The oral opinion of Goldman Sachs rendered to the Board on November 5, 2015, which was subsequently confirmed by delivery of a written opinion dated such date, to the effect that, as of such date and based upon and subject to the matters set forth therein, the $90.00 per Share to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Support Agreement. The Board considered the fact that the Support Agreement entered into by certain of the Company’s stockholders terminates in the event that the Merger Agreement is terminated or the Board changes its recommendation to the Company’s stockholders of the Offer, which would permit those stockholders of the Company to support a transaction involving a Superior Proposal.

•	Appraisal Rights. The Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•	No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $86,109,000 in certain circumstances.

•	Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•	Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders. See the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates” above.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, Purchaser or their affiliates regarding continued service with Parent, Purchaser or their affiliates after the effective time of the Merger, it is possible that Parent, Purchaser or their affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor.

Goldman Sachs rendered its opinion to the Board that, as of November 5, 2015 and based upon and subject to the factors and assumptions set forth therein, the $90.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders of Shares.

The full text of the written opinion of Goldman Sachs, dated November 5, 2015 which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Agreement;

•	the annual report to stockholders and Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2014;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated June 17, 2014 relating to the Company’s initial public offering;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	certain internal financial analyses and forecasts for the Company prepared by its management, as approved for Goldman Sachs’ use by the Company (the “Company Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar financial and stock market information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board that the Company Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of the transactions contemplated by the Merger Agreement in any way meaningful to its analysis. Goldman Sachs has also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of the transactions contemplated by the Merger Agreement as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of the date of the opinion, to the holders (other than Parent and its affiliates) of Shares of the $90.00 in cash per Share to be paid to such holders of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated by the Merger Agreement, including the fairness of the transactions contemplated by the Merger Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the $90.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of the Company, Parent or Purchaser or the ability of the Company, Parent or Purchaser to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 4, 2015 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period ended November 4, 2015. In addition, Goldman Sachs analyzed the consideration to be paid to holders of Shares pursuant to the Merger Agreement in relation to the (i) the closing price per Share as of November 4, 2015, (ii) the undisturbed price per Share as of September 9, 2015, the last trading day prior to the filing by the Company of a report on Form 8-K indicating that the Company had participated in preliminary discussions with a third party regarding a potential strategic transaction, and (iii) the 52-week high market closing price of the Company per Share as of September 9, 2015.

This analysis indicated that the price per Share to be paid to holders of Shares pursuant to the Merger Agreement represented:

•	a premium of 37.7% based on the closing price per Share, as of November 4, 2015, of $65.36;

•	a premium of 54.7% based on the undisturbed price per Share, as of September 9, 2015, of $58.19; and

•	a premium of 41.0% based on the 52-week high market closing price per Share, as of September 9, of $63.85.

Illustrative Discounted Cash Flow Analysis. Using the Company Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis of the Company as whole to derive a range of illustrative equity values per Share. Using discount rates ranging from 11.5% to 13.5%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015, (i) estimates of the unlevered free cash flow to be generated by the Company during the period from the fourth quarter of 2015 through 2032 reflected in the Company Forecasts (which assumed 90% probability of success for ZS-9), and (ii) a range of illustrative terminal values for the Company as of 2032 calculated by applying perpetuity growth rates ranging from 0.0% to 2.0% to a terminal year estimate of the unlevered free cash flow to be generated by the Company (reflecting the estimate of the unlevered free cash flow to be generated by the Company in 2032) as reflected in the Company Forecasts. In addition, using a discount rate of 11.3%, reflecting an estimate of the Company’s cost of equity, Goldman Sachs discounted to present value as of September 30, 2015 the estimated benefits of the Company’s net operating losses, or (“NOLs”) and research and development (“R&D”) tax credits from the fourth quarter of 2015 through 2032, as reflected in the Company Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived based on the estimated unlevered free cash flows of the Company for the period from fourth quarter of 2015 through 2032, the ranges of present value it derived based on the illustrative terminal values for the Company as of 2032 and the present value it derived for the estimated benefits of the Company’s NOLs and R&D tax credits for the period from fourth quarter of 2015 through 2032. Goldman Sachs subtracted from the range of illustrative enterprise values it derived for the Company an amount of net debt of the Company as of September 30, 2015 provided by management of the Company, which included cash and short term investments as of September 30, 2015 plus $225 million in cash estimated by the Company management to be raised in an equity offering contemplated for 2015 by the Company Forecasts, which are referred to as the “Contemplated Offering”), to derive a range of illustrative equity values for the Company as of September 30, 2015. Goldman Sachs then divided the range of illustrative equity values it derived by an implied number of fully diluted outstanding Shares

(calculated on a treasury method basis), based on information provided by Company management and reflecting Shares estimated to be issued in the Contemplated Offering to derive a range of illustrative present values per Share ranging from $68.71-$91.17.

Goldman Sachs also performed a sensitivity analysis by taking the illustrative present value per Share of $78.24 that would be derived from the above discounted cash flow analysis by using a 12.5% discount rate and a 1% perpetuity growth rate and then calculating the impact on this present value per Share of specified changes to the assumptions in the Company Forecasts. The results of this analysis showed the following implied impact on this illustrative present value per Share:

•	a $200 million increase or decrease in U.S. peak sales would result in an increase of $9.16 per Share or decrease of $9.22 per Share;

•	the exclusion of non-U.S. royalties would result in a decrease of $8.16 per Share;

•	an increase of the probability of success of ZS-9 to 100% or a decrease of the probability of success of ZS-9 to 80% would result in an increase of $7.77 per Share or a decrease of $7.76 per Share;

•	an increase or decrease of the EBIT (earnings before interest and taxes) margin by five percentage points would result in an increase or decrease of $6.28 per Share;

•	an increase or decrease of the tax rate by five percentage points would result in an increase or decrease of $5.51 per Share; and

•	the exclusion of the impact of the Contemplated Offering assumed by the Company Forecasts would result in an increase of $2.49.

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis. Using the Company Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow analysis of the ZS-9 product (excluding the impact of non-ZS-9 R&D and excluding terminal value) to derive a range of illustrative values per Share. Using discount rates ranging from 11.5% to 13.5% (unless otherwise noted below), reflecting an estimate of the Company’s weighted average cost of capital, and a number of fully diluted shares provided by management (based on the treasury method and reflecting Shares estimated to be issued in the Contemplated Offering), Goldman Sachs derived ranges of illustrative present values per Share as of September 30, 2015 attributable to:

•	estimates of the unlevered free cash flow to be generated by the ZS-9 from the fourth quarter of 2015 through 2032 in the United States, as reflected in the Company Forecasts (which assumed a 90% probability of success for ZS-9);

•	estimates of the unlevered free cash flow to be generated by the ZS-9 from the fourth quarter of 2015 through 2032 outside the United States, as reflected in the Company Forecasts (which assumed a 90% probability of success for ZS-9);

•	NOLs and R&D tax credits based on the Company Forecasts (discounted by 11.3%, reflecting an estimate of the Company’s cost of equity); and

•	Net cash (based on amounts provided by management of the Company including the $225 million in cash estimated by the Company management to be raised in the Contemplated Offering).

Goldman Sachs then added the ranges of illustrative values per Share for each of these parts. The sums indicated an implied illustrative range of values per Share of $60.43 to $70.08.

Selected Precedent Transactions Analysis. Goldman Sachs analyzed certain publicly available information relating to the late-stage biotechnology transactions listed below announced between September 17, 2010 and November 5, 2015 reflecting transaction values between $1 billion and $5 billion. With respect to each of these transactions, Goldman Sachs calculated the one day premium represented by the announced per share transaction price to the closing price of the target company’s common stock on the last trading day before the public announcement of the transaction or the last undisturbed closing price for the target company’s common stock. The results of this analysis are listed below:

Announcement Date	Target	Acquiror	Upfront Consideration Mix
17-Jun-2015	Kythera Biopharmaceuticals, Inc.	Allergan PLC (1)	100% Cash
30-Mar-2015	Auspex Pharmaceuticals, Inc.	Teva Pharmaceutical Industries Ltd.	100% Cash
11-Jan-2015	NPS Pharmaceuticals Inc.	Shire Plc	100% Cash
02-Dec-2014	Avanir Pharmaceuticals, Inc.	Otsuka Holdings Co., Ltd.	100% Cash
19-Dec-2013	Algeta ASA	Bayer AG	100% Cash
11-Nov-2013	ViroPharma Inc.	Shire Plc	100% Cash
03-Sep-2012	Medicis Pharmaceutical Corporation	Valeant Pharmaceuticals International, Inc.	100% Cash
23-Apr-2012	Ardea Biosciences, Inc.	AstraZeneca Plc	100% Cash
19-Apr-2012	Human Genome Sciences, Inc.	GlaxoSmithKline Plc	100% Cash
17-Sep-2010	Crucell N.V.	Johnson & Johnson	100% Cash

	Transaction Enterprise Value	Undisturbed / One Day Premium
High	$5.0	99%
Mean	$3.0	53%
Median	$2.9	50%
Low	$1.2	37%

(1)	Original consideration included nominal equity component; following Allergan’s sale of its generics segment to Teva announced (27-Jul-2015), Allergan amended the transaction terms to an all cash consideration.

Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the Merger Agreement.

Based on the review by Goldman Sachs of the implied premia for the selected transactions and their professional judgment and experience, Goldman Sachs calculated the illustrative premia ranging from 40.0% to 60.0% to the last undisturbed closing price of per Share and derived an illustrative range of implied values per Share ranging from $81.47 to $93.10.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares of the $90.00 in cash per Share to be paid to such holders of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The $90.00 in cash per Share was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or its Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, Purchaser, any of their respective affiliates and third parties, including Alta Partners, L.P. (“Alta Partners”) and Devon Park Bioventures, L.P. (“Devon Park”), affiliates of significant shareholders of the Company (collectively, the “Significant Holders”) and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having participated in Parent’s commercial paper program since August 2012 and having acted as financial advisor to Parent in connection with its receipt of a takeover proposal by Pfizer, Inc. in May 2014. During the two year period ended November, 5, 2015 the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to Parent and its affiliates of approximately $15,200,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent, the Significant Holders, and their respective affiliates and, in the case of the Significant Holders, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Significant Holders and their respective affiliates from time to time and may have invested in limited partnership units of the respective affiliates of the Significant Holders from time to time and may do so in the future.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated September 7, 2015, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $27 million, all which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and Goldman Sachs risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2032 based upon projections developed by the Company. These internal, risk-adjusted financial forecasts for the fiscal years 2015 through 2032 (the “Forecasts”) were reviewed by the Board and used by Goldman Sachs in connection with their opinion to the Board and related financial analyses. The Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Forecasts is set forth below.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Forecasts do not comply with U.S. generally accepted accounting principles (“GAAP”). The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Forecasts were made available to the Board and Goldman Sachs. The Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Goldman Sachs or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the

Forecasts should not be relied upon as such. None of the Company, Goldman Sachs or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Goldman Sachs intends to make publicly available any update or other revisions to these Forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.

The estimates of EBIT included in the Forecasts were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these projections.

Risk-Adjusted Forecast

FYE 31-Dec	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
P&L
U.S. Net Sales	$0.0	$27.3	$111.9	$267.6	$545.9	$779.6	$990.8	$1,189.0	$1,212.8	$1,237.0	$1,261.8	$1,287.0	$1,312.8	$1,339.0	$1,365.8	$1,393.1	$1,421.0	$1,449.4
Ex-U.S. Royalties	0.0	0.0	0.0	3.0	10.5	25.0	45.0	68.8	95.6	126.0	138.4	139.7	141.1	142.4	143.8	145.2	146.5	148.0
Ex-U.S. Royalties – Upfront Payment	0.0	0.0	0.0	67.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Net Sales	$0.0	$27.3	$111.9	$338.1	$556.4	$804.6	$1,035.8	$1,257.8	$1,308.4	$1,363.0	$1,400.2	$1,426.7	$1,453.8	$1,481.4	$1,509.6	$1,538.3	$1,567.5	$1,597.3

Total COGS	$0.0	$(13.3)	$(49.7)	$(67.6)	$(112.4)	$(136.7)	$(162.7)	$(179.1)	$(180.3)	$(181.4)	$(120.0)	$(122.4)	$(124.8)	$(127.3)	$(129.9)	$(132.5)	$(135.1)	$(137.8)

Gross Profit	$0.0	$14.0	$62.1	$270.4	$444.1	$667.9	$873.1	$1,078.7	$1,128.1	$1,181.6	$1,280.2	$1,304.3	$1,329.0	$1,354.1	$1,379.7	$1,405.8	$1,432.4	$1,459.5

R&D – Total	(55.3)	(59.2)	(58.1)	(63.7)	(73.1)	(88.4)	(103.6)	(118.9)	(121.3)	(123.7)	(126.2)	(128.7)	(131.3)	(133.9)	(136.6)	(139.3)	(142.1)	(144.9)
R&D – ZS-9 Related	(55.3)	(49.2)	(43.1)	(38.7)	(33.6)	(34.5)	(35.2)	(36.0)	(36.8)	(37.6)	(38.5)	(39.7)	(40.9)	(42.1)	(43.4)	(44.7)	(46.0)	(47.4)
R&D – Non-ZS-9 Related	0.0	(10.0)	(15.0)	(25.0)	(39.5)	(53.9)	(68.4)	(82.9)	(84.5)	(86.1)	(87.7)	(89.0)	(90.4)	(91.8)	(93.2)	(94.6)	(96.1)	(97.6)
G&A	(33.1)	(36.0)	(36.0)	(37.0)	(38.0)	(39.0)	(49.5)	(59.5)	(60.6)	(61.9)	(63.1)	(64.4)	(65.6)	(67.0)	(68.3)	(69.7)	(71.0)	(72.5)
Sales & Marketing	(27.4)	(114.3)	(121.2)	(128.0)	(134.9)	(141.8)	(148.6)	(178.4)	(181.9)	(185.6)	(189.3)	(193.1)	(196.9)	(200.9)	(204.9)	(209.0)	(213.1)	(217.4)
Manufacturing & Quality	(15.5)	(15.7)	(0.4)	(0.4)	(0.4)	(1.0)	(0.9)	(0.9)	(0.9)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(0.9)	(1.0)	(1.0)	(1.0)
Other¹	0.0	(1.0)	(3.9)	(9.4)	(19.1)	(31.2)	(39.6)	(47.6)	(48.5)	(49.5)	(50.5)	(51.5)	(52.5)	(53.6)	(54.6)	(55.7)	(56.8)	(58.0)

EBIT	$(131.3)	$(212.1)	$(157.5)	$31.9	$178.6	$366.7	$530.7	$673.5	$714.9	$760.2	$850.3	$865.9	$881.7	$897.9	$914.4	$931.2	$948.3	$965.7

Interest Income / (Expense)	0.7	1.3	0.4	0.1	0.3	1.1	2.4	4.1	6.2	8.5	11.0	13.6	16.3	19.1	21.9	24.8	27.7	30.7

EBT	$(130.6)	$(210.8)	$(157.1)	$32.0	$179.0	$367.7	$533.0	$677.6	$721.1	$768.6	$861.3	$879.5	$898.1	$917.0	$936.3	$955.9	$976.0	$996.4

Tax Expense	0.0	0.0	0.0	(12.8)	(71.6)	(147.1)	(213.2)	(271.0)	(288.4)	(307.5)	(344.5)	(351.8)	(359.2)	(366.8)	(374.5)	(382.4)	(390.4)	(398.6)
Tax Rate	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%	40%

Net Income / (Loss)	$(130.6)	$(210.8)	$(157.1)	$19.2	$107.4	$220.6	$319.8	$406.6	$432.6	$461.2	$516.8	$527.7	$538.8	$550.2	$561.8	$573.6	$585.6	$597.9
Fully Diluted Shares Outstanding	32.8	33.5	34.1	34.8	35.2	35.5	35.7	35.9	36.0	36.0	36.1	36.2	36.2	36.2	36.2	36.3	36.3	36.3
Diluted EPS	$(3.98)	$(6.30)	$(4.60)	$0.55	$3.05	$6.21	$8.95	$11.34	$12.03	$12.80	$14.31	$14.60	$14.88	$15.19	$15.50	$15.82	$16.15	$16.48
Select Balance Sheet Items
Cash	$372.8	$158.6	$10.6	$28.0	$111.0	$316.4	$624.1	$1,020.8	$1,461.3	$1,930.6	$2,455.1	$2,990.5	$3,537.2	$4,095.6	$4,665.8	$5,248.1	$5,842.7	$6,449.8
Debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Select Cash Flow Items
D&A	2.6	4.9	6.6	9.1	11.2	13.4	15.5	15.1	14.9	15.4	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Capital Expenditures	(18.2)	(16.0)	(12.0)	(17.5)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)	(15.0)
Increase in NWC	7.5	(20.3)	(12.4)	(16.6)	(31.8)	(24.5)	(22.8)	(20.1)	(2.3)	(2.3)	(2.4)	(2.8)	(2.9)	(2.9)	(3.0)	(3.0)	(3.1)	(3.2)
Illustrative Equity Raise	225.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Reconciliation to GAAP Net Income

FYE 31-Dec	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
EBIT	$(131.3)	$(212.1)	$(157.5)	$31.9	$178.6	$366.7	$530.7	$673.5	$714.9	$760.2	$850.3	$865.9	$881.7	$897.9	$914.4	$931.2	$948.3	$965.7

Interest Income / (Expense)	0.7	1.3	0.4	0.1	0.3	1.1	2.4	4.1	6.2	8.5	11.0	13.6	16.3	19.1	21.9	24.8	27.7	30.7

Tax Expense	0.0	0.0	0.0	(12.8)	(71.6)	(147.1)	(213.2)	(271.0)	(288.4)	(307.5)	(344.5)	(351.8)	(359.2)	(366.8)	(374.5)	(382.4)	(390.4)	(398.6)

Net Income / (Loss)	$(130.6)	$(210.8)	$(157.1)	$19.2	$107.4	$220.6	$319.8	$406.6	$432.6	$461.2	$516.8	$527.7	$538.8	$550.2	$561.8	$573.6	$585.6	$597.9

Calculation of Free Cash Flow

FYE 31-Dec	4Q15E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
EBIT	$(45)	$(212.1)	$(157.5)	$31.9	$178.6	$366.7	$530.7	$673.5	$714.9	760.2	$850.3	$865.9	$881.7	$897.9	$914.4	$931.2	$948.3	$965.7

Tax Expense	0	0	0	(13)	(71)	(147)	(212)	(269)	(286)	(304)	(340)	(346)	(353)	(359)	(366)	(372)	(379)	(386)
D&A	1	5	7	9	11	13	16	15	15	15	15	15	15	15	15	15	15	15
Capital Expenditures	(12)	(16)	(12)	(18)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)
Increase in NWC	0	(20)	(12)	(17)	(32)	(24)	(23)	(20)	(2)	(2)	(2)	(3)	(3)	(3)	(3)	(3)	(3)	(3)

Unlevered Free Cash Flow	$(56)	$(243)	$(175)	$(6)	$72	$194	$296	$384	$427	$454	$508	$517	$526	$536	$546	$556	$566	$576

[1]	Includes Healthcare Reform Fee and distribution/freight expense.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Drs. Guillem and Keyser entered into the Support Agreement, as have Alta Partners VIII, L.P. (which is affiliated with Mr. Nohra), Devon Park Bioventures, L.P. and Devon Park Associates, L.P. (which are affiliated with Dr. Ostro) and Sofinnova Venture Partners VIII, L.P. (which is affiliated with Dr. Akkaraju), under which each agreed to tender all of the Shares held by such stockholder, as well as any additional Shares that such stockholder may acquire (pursuant the conversion, vesting payment, exercise or exchange of Company stock options or RSUs or otherwise), to Purchaser in the Offer. See Item  3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement.”

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The Board selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of November 6, 2015, at approximately $27 million, all which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. Additional information pertaining to the retention of Goldman Sachs by the Company appears in Item 4 under the heading “Opinion of the Company’s Financial Advisor” above and is hereby incorporated by reference into this Item 5.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6. Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9:

•	Each of Drs. Guillem and Keyser, solely in their respective capacities as stockholders of the Company, entered into the Support Agreement with Parent and Purchaser, as described under Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement” and

•	Each of (i) Alta Partners VIII, L.P., which is an investment fund affiliated with Mr. Nohra, (ii) Devon Park Bioventures, L.P. and Devon Park Associates, L.P., which are investment funds affiliated with Dr. Ostro, and (iii) Sofinnova Venture Partners VIII, L.P., which is an investment fund affiliated with Dr. Akkaraju, entered into the Support Agreement with Parent and Purchaser, as described under Item 3 above under the heading “Arrangements with Purchaser and Parent—Support Agreement”.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the

Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the effective time of the Merger who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect those Shares but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the merger consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the effective time of the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be December 16, 2015 unless Purchaser extends the Offer under the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was November 18, 2015), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective time of the Merger. All written demands for appraisal should be addressed to:

1100 Park Place, Suite 300

San Mateo, CA, 94403

(650) 458-4100

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective time of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time of the Merger, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the merger consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the merger consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the merger consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective time of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the effective time of the Merger.

At any time within 60 days after the effective time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the merger consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective time of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the effective time of the Merger into the right to receive the merger consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby (including the Offer) for purposes of Section 203, and Parent and

Purchaser have represented that they are not and have not been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Regulatory Approvals.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 13, 2015. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filings, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Stockholder Approval of the Merger Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company under Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the nine months ended September 30, 2015.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached to this Schedule 14D-9:

(a)(1)(A)	Offer to Purchase dated November 18, 2015 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on November 18, 2015 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Press Release issued by AstraZeneca dated November 5, 2015 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed November 6, 2015).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)*	Opinion of Goldman, Sachs & Co. dated November 5, 2015 (attached hereto as Annex A).

(e)(1)	Agreement and Plan of Merger, dated as of November 5, 2015, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed November 6, 2015).

(e)(2)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 17, 2015, by and among the Company, Parent and Purchaser.

(e)(3)	Tender and Support Agreement, dated as of November 5, 2015, by and among Parent, Purchaser, Alta Partners VIII, L.P., Devon Park Bioventures, L.P., Devon Park Associates, L.P., Sofinnova Venture Partners, L.P., D. Jeffrey Keyser and Alvaro Guillem (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Confidentiality Agreement, dated as of September 23, 2015, between the Company and AstraZeneca Pharmaceuticals L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Form of Indemnification Agreement for directors (incorporated by reference to Exhibit 10.2 of the Company’s registration statement on Form S-1, filed on May 14, 2014).

(e)(6)	Fourth Amended Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s registration statement on Form S-1, filed on May 14, 2014).

(e)(7)	Form of Stock Option Grant Notice and Incentive Stock Option Agreement under the Fourth Amended Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company‘s registration statement on Form S-1, filed by on May 14, 2014).

(e)(8)	Form of Stock Option Grant Notice and Nonstatutory Stock Option Agreement under the Fourth Amended Stock Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1, filed on May 14, 2014).

(e)(9)	ZS Pharma, Inc. 2014 Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s current report on Form 8-K, filed on June 23, 2014).

(e)(10)	Form of Stock Option Grant Notice and Incentive Stock Option Agreement under the 2014 Incentive Plan (incorporated by reference to Exhibit 4.6 of the Company’s registration statement on Form S-8, filed on July 3, 2014).

(e)(11)	Form of Stock Option Grant Notice and Nonqualified Stock Option Agreement under the 2014 Incentive Plan (incorporated by reference to Exhibit 4.7 of the Company’s registration statement on Form S-8, filed on July 3, 2014).

(e)(12)	Form of Employment Agreement (incorporated by reference to Exhibit 10.9 of the Company’s registration statement on Form S-1, filed on May 14, 2014).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 18, 2015

ZS PHARMA, INC.

By:	/s/ Mark Asbury
Name:	Mark Asbury
Title:	Chief Legal Officer

ANNEX A

PERSONAL AND CONFIDENTIAL

November 5, 2015

Board of Directors

ZS Pharma, Inc.

508 Wrangler Drive

Suite 100

Coppell, TX 75019

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Zeneca, Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ZS Pharma, Inc. (the “Company”) of the $90.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 5, 2015 (the “Agreement”), by and among Parent, Zanzibar Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $90.00 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares owned by Parent or any subsidiary of Parent or the Company or held in the treasury of the Company, and other than Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $90.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including Alta Partners, L.P. (“Alta Partners”) and Devon Park Bioventures, L.P. (“Devon Park”), affiliates of significant shareholders of the Company (collectively, the “Significant Holders”) and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having participated in Parent’s commercial paper program since August 2012 and acted as financial advisor to Parent in connection with its receipt of a takeover proposal by Pfizer, Inc. in May 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, the Significant Holders, and their respective affiliates and, in the case of the Significant Holders, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with the Significant Holders and their respective affiliates from time to time and may have invested in limited partnership units of the respective affiliates of the Significant Holders from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2014;

A-1

The Company’s Registration Statement on Form S-1, including the prospectus contained therein, dated June 17, 2014 relating to the Company’s initial public offering; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $90.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $90.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares

A-2

Board of Directors

ZS Pharma, Inc.

November 5, 2015

Page Two

Board of Directors

ZS Pharma, Inc.

November 5, 2015

Page Three

A-3

should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $90.00 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4